                                                                 EXHIBIT (a) (9)

           FORM OF E-MAIL TO ELIGIBLE EMPLOYEES ON DECEMBER 11, 2001.

     As you know, the deadline to participate in the stock option exchange program is 12:00 midnight, New York City time, on December 12, 2001. This deadline has not changed. You are encouraged to carefully review each of the documents previously circulated to you on November 13, 2001 (the "offer materials") and make the appropriate decision for you. Trintech is also taking this opportunity to re-iterate the position disclosed in the offer materials regarding the risks related to participation in the stock option exchange program in the unfortunate circumstance where your position is terminated between now and June 17, 2002. As you may be aware, we announced a restructuring in the fourth quarter, and we would like to take this opportunity to answer some of the questions that you may have about how a reduction in force would effect our voluntary stock option exchange program. Please note that we are filing a copy of this e-mail with the Securities Exchange Commission in connection with the replacement program.

Q1: Will the reduction in force that Trintech has planned for Q4 cause a delay in the expiration date of the voluntary stock option replacement program or cause any eligible employees to lose eligibility to participate a the offer to replace?

Al: No. Subject to the terms and conditions of the offer to replace, the offer is still currently scheduled to expire on December 12, 2001 and we will cancel and replace all validly tendered options on December 14, 2001. The terms and conditions of the offer remain the same.

Q2: Is there new information related to Trintech that has arisen since the offer to replace was filed?

A2: On November 27th, we announced that revenue for the third quarter ended October 31, 2001 was $17.4 million. In addition, we announced that we expect to record a restructuring charge in Q4 of approximately $2.0 million, as we continue to aggressively manage our cost base to reflect current market conditions. The risks of the offer detailed in the offering documents that you have previously received remain essentially the same. However, you should consider that one of the risks related to participating in the offer is that, in order to receive new options, you have to be an employee of Trintech on the date the new options are granted. Since we do not expect to grant new options until June 17, 2002, if you elect to participate in the offer and your employment with Trintech is terminated in Q4 or at any other time prior to June 17, 2002, you will receive neither a new option nor the return of your cancelled option. In addition, even if you are not directly affected by this reduction in force, you should consider the effects of this reduction in force and our other cost cutting measures in your assessment of the risks related to the offer and in your decision of whether to participate in the offer. For example, the reduction in force and our other cost cutting measures may affect our stock price, which may impact the value of the offer to you.

A3: If I elect to have my eligible stock options replaced through the voluntary stock option exchange program and I am affected by the reduction in force in Q4, how will this affect the New Options that I receive pursuant to the offer? Will I still receive new options?

A3. If you have options eligible to be exchanged in the offer, you may still participate in the program. As mentioned above, however, if you are directly affected by the reduction in force you should evaluate the offer in light of your particular situation. If you elect to participate in the offer and your employment with Trintech is terminated as part of the reduction in force, you will receive neither a New Option nor the return of your cancelled option. Remember, that if you elect not to participate in
                                                        ---
     the offer your unvested options will terminate following the termination of your employment and you will have such period set forth in your option agreement following your termination to exercise your vested, unexercised options (which is generally a 30 period).

Q4: Can I change my mind and withdraw my options from the program? Can I change my Election Form and only replace some of my eligible options?

A4: Yes, if you no longer want to participate in the offer to exchange and you have already turned in your Election Form, you may withdraw your Election Form at any time prior to 12:00 midnight, New York City time, on December 12, 2001 by submitting a new Election Form or the Notice to Change Election from Accept to Reject that were previously sent to you. If you need new forms, please contact Valerie Ivers at telephone number 353-1-207-4202 or email: valerie.ivers@trintech.com or Eugene Tighe at telephone number
            --------------------------
     650-227-7100 or email: eugene.tighe@trintech.com.